SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MAY 2010

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 03, 2010

Grupo TMM, S.A.B.

By:
______________________________________
/s/ Carlos Aguilar
Administrative and Finance Director

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated May 03, 2010 (GRUPO TMM REPORTS FIRST-QUARTER 2010 FINANCIAL RESULTS).

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO	Kristine Walczak (investors, analysts, media)
011-525-55-629-8866 ext. 2901	312-726-3600
jacinto.marina@tmm.com.mx	kwalczak@dresnerco.com

Monica Azar, Investor Relations
917-597-5361 or 011-525-55-629-8866 ext. 3421
monica.azar@tmm.com.mx

GRUPO TMM REPORTS FIRST-QUARTER 2010
FINANCIAL RESULTS

 •   Consolidated operating profit improved 101.9% to $10.5 million
 •   Consolidated EBITDA grew 49.3% to $23.0 million
 •   Free cash flow positive for second consecutive quarter

(Mexico City, April 30, 2010) - Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; ”TMM” or the ”Company”), a Mexican intermodal transportation and logistics company, reported today its financial results for the first quarter of 2010.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, ”Year over year, TMM’s first-quarter 2010 consolidated revenues remained steady, consolidated operating profit doubled and consolidated EBITDA improved significantly. These results demonstrate the power of the Company’s market position, operational efficiency and business strategy. Additionally, as in the fourth quarter of 2009, our consolidated EBITDA in the first quarter of this year exceeded our financial expenses, resulting in positive free cash flow and confirming a trend. We believe TMM’s cash flows will continue to improve as we increase our fleet utilization during 2010 and eliminate non-productive and non-strategic assets.”

Serrano concluded, ”Our business strategy to renew our Maritime fleet with modern and high quality vessels through long-term financing with no recourse to the Company has positioned us to take advantage of the increased demand for oil exploration in Mexico’s deep waters. TMM’s management remains dedicated to strengthening the Company’s industry leadership and increasing shareholder value in the long term.”

FIRST-QUARTER 2010 FINANCIAL RESULTS
Compared to the same period of last year, consolidated revenues increased 1.5 percent in the 2010 first quarter, while consolidated operating profit improved 101.9 percent to $10.5 million from $5.2 million. Higher operating profit in the 2010 first quarter was due mainly to lower costs and expenses, as well as to improved operating profit at the Port and Terminals and Maritime divisions compared to the 2009 period. Additionally, operating margin grew to 12.9 percent in the first quarter of 2010 compared to 6.5 percent in the first quarter of 2009.

Consolidated EBITDA in the 2010 first quarter increased 49.4 percent, or $7.6 million, to $23.0 million compared to $15.4 million in the same period last year.

At Maritime, first-quarter 2010 revenues fell 6.8 percent compared to the first quarter of 2009, mainly due to decreased revenue at product tankers attributable to fewer vessels in operation and lower average daily rates. However, the Maritime division’s operating profit grew in the first quarter of 2010 compared to the previous year’s first quarter, increasing 17.1 percent, or $1.9 million. This increase was mainly attributable to a 48.1 percent improvement in gross profit at the offshore segment due to two more average vessels in operation and to higher average daily rates as compared to the first quarter of 2009.

In the 2010 first quarter, the Ports and Terminals division’s revenue increased 40.9 percent, and operating profit increased from $0.5 million to $2.0 million, compared to the same period of 2009. Significantly improved results year over year were mainly due to volume improvements at the cruise ship and auto handling businesses in Acapulco, as well as to improved volumes at shipping agencies. Additionally, the maintenance and repair segment’s gross profit improved to $0.5 million in the 2010 first quarter from a loss of $13,000 in the 2009 first quarter, due mainly to increased container volumes at Veracruz, Manzanillo and Mexico City, which began operations last November.

In the 2010 first quarter, Logistics revenues increased 15.1 percent over the 2009 first quarter, benefitted by a 4.8 percent appreciation of the peso versus the dollar. Specifically, revenue increased year over year at warehousing and at auto hauling.

Finally, as part of the Company’s program to sell non-strategic assets, last week the Company sold its minority stake in its automotive inbound logistics business to its German partner Schnellecke.

RECLASSIFICATION OF BUSINESS SEGMENTS
The financial information provided in the tables at the end of this release reflects new organizational responsibilities as part of the Company’s corporate restructuring. Starting in the fourth quarter of 2009, TMM’s Ports and Terminals division’s segments include Acapulco, Tuxpan, shipping agencies, maintenance and repair and automotive. TMM’s Logistics division’s segments include trucking, warehousing, auto hauling and inbound logistics. Management believes the reclassification of these business segments more accurately reflect the Company’s operations, providing a consistent measurement tool for evaluating the operating activities of the Company from period to period.

CONFERENCE CALL
TMM’s management will host a conference call and Webcast to review financial and operational highlights on Monday, May 3 at 11:00 a.m. Eastern time.

To participate in the conference call, please dial (888) 471-3828 (domestic) or (719) 325-2406 (international) at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at http://www.visualwebcaster.com/event.asp?id=67826.

A replay of the conference call will be available through May 17 at 11:59 p.m. Eastern time, by dialing (888) 203-1112 or (719) 457-0820, and entering passcode 4179301. On the Internet a replay will be available for 30 days at http://www.visualwebcaster.com/event.asp?id=67826.

Headquartered in Mexico City, TMM is a Mexican intermodal transportation and logistics company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s Web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company’s investment in new businesses; risks associated with the Company’s reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company’s reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables and financial and operational highlights

Exhibit 99.2

Brief Description of Notices to CNBV and BMV of
Financial Statements for the First-Quarter 2010 Financial Results

Required quartely financial information consists of the financial information filed with the CNBV and the BMV (under discontinuing operations). Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and list of directors and officers.